# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FIGS, Inc., CIK 0001846576
CUSIP: 30260D103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2834 COLORADO AVENUE, SUITE 100, SANTA MONICA, California (CA), 90404
Date of event which requires filing of this statement: 01/14/2025
Amends the filing with accession number 0000950103-24-018560
Filed by CIK 0001017918
Persons authorized to receive notices and communications: Patrick M. Patalino, Baron Capital Group, Inc., 767 Fifth Avenue, 49th Floor, New York, New York (NY), 10153, (212) 583-2119

## Reporting persons
- BAMCO INC /NY/ (CIK 0001017918): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: bank loan (BK); sole voting power 19,039,999; shared voting power 23,327,945; sole dispositive power 19,039,999; shared dispositive power 24,554,051; aggregate amount beneficially owned 43,594,050 (26.99% of the class)
- Baron Capital Management, Inc (CIK 0000790504): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 6,283,708; sole dispositive power 0; shared dispositive power 6,283,708; aggregate amount beneficially owned 6,283,708 (3.89% of the class)
- Ronald Baron (CIK 0001012688): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 19,039,999; shared voting power 29,611,653; sole dispositive power 0; shared dispositive power 49,877,758; aggregate amount beneficially owned 49,877,758 (30.88% of the class)
- Baron Capital Group, Inc: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 19,039,999; shared voting power 29,611,653; sole dispositive power 0; shared dispositive power 49,877,758; aggregate amount beneficially owned 49,877,758 (30.88% of the class)
- Baron Growth Fund (CIK 0000810902): type of reporting person: investment company (IV); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 12,368,569; sole dispositive power 0; shared dispositive power 12,368,569; aggregate amount beneficially owned 12,368,569 (7.66% of the class)
- Baron Focused Growth Fund (CIK 0001217673): type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 8,493,569; sole dispositive power 0; shared dispositive power 8,493,569; aggregate amount beneficially owned 8,493,569 (5.26% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: FIGS, Inc.
Address of issuer's principal executive offices: 2834 COLORADO AVENUE, SUITE 100, SANTA MONICA, California (CA), 90404
Comment: This Amendment No. 2 (this "Amendment") amends and supplements that statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on December 31, 2024 (the "Original Schedule 13D"), as amended by the Amendment No. 1 to the Original Schedule 13D, filed on January 7, 2025 ("Amendment No. 1" and, together with the Original Schedule 13D and this Amendment, the "Schedule 13D"), that relates to the shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of FIGS, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 2834 Colorado Avenue, Suite 100, Santa Monica, California 90404. Except as provided herein, all Items of the Original Schedule 13D (as amended by Amendment No. 1) remain unchanged and this Amendment does not modify any information previously reported on the Original Schedule 13D and Amendment No. 1.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented to include the following:

On January 13, 2025, the Reporting Persons purchased 19,039,999 shares of Class A Common Stock pursuant to the Agreement (as defined below). The source of funding for the purchase of the shares was the utilization of existing lines of credit.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Scheduled 13D (as amended by Amendment No. 1) is hereby amended and supplemented as follows:

On January 11, 2025, pursuant to the Put-Call Agreement (the "Agreement"), dated as of January 7, 2025, by and between BAMCO, Inc. ("BAMCO"), Thomas J. Tull, in his individual capacity ("Tull"), Thomas J. Tull in his capacity as trustee of the Tull Family Trust, u/a/d August 1, 2005, as amended ("Tull Family Trust") and First Light Investors, LLC ("First Light" and, collectively with Tull and Tull Family Trust, the "Sellers"), the Sellers exercised their right to require the Reporting Persons to purchase from the Sellers, and on January 13, 2025, the Reporting Persons consummated a purchase of, 19,039,999 shares of Class A Common Stock at a price equal to $6.25 per share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D (as amended by Amendment No. 1) is hereby amended and restated as follows:

Calculations of the percentage of Class A Common Stock beneficially owned is based on 161,526,637 shares of Class A Common Stock outstanding as of October 31, 2024, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2024.

The aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person and, for such Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person and, for such Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Information concerning transactions in the Class A Common Stock effected by the Reporting Persons during the past sixty days is set forth in Annex A of the Original Schedule 13D (as previously filed) and is incorporated by reference herein.

On January 11, 2025, pursuant to the Agreement, the Sellers exercised their right to require the Reporting Persons to purchase from the Sellers, and on January 13, 2025, the Reporting Persons consummated a purchase of, 19,039,999 shares of Class A Common Stock at a price equal to $6.25 per share.
Other persons with the right to receive dividends or sale proceeds: The advisory clients of BAMCO and BCM have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's common stock in their accounts. To the best of the Reporting Persons' knowledge, no such person has such interest relating to more than 5% of the outstanding class of securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Scheduled 13D (as amended by Amendment No. 1) is hereby amended and supplemented to include the following:

Binding Term Sheet

On January 13, 2025 (the "Term Sheet Date"), BAMCO and Baron Capital Management, Inc. ("BCM" and together with BAMCO, "Baron") entered into a Binding Term Sheet (the "Term Sheet") with the Issuer, pursuant to which the Issuer and Baron (i) entered into certain agreements and (ii) memorialized certain terms to be set forth in a stockholders agreement (the "SHA"), in each case, as further summarized below. The parties have agreed to execute the SHA as promptly as practicable following the Term Sheet Date.

Standstill Restrictions

From and after January 13, 2025 until the date that Baron and its affiliates (collectively, the "Stockholder Group") cease to hold at least 17.5% of the outstanding shares of the Issuer's Class A common stock, $0.0001 par value per share ("Class A Common Stock"), Baron has agreed that it will not, and it will cause its affiliates not to, purchase any equity securities of the Issuer without the Issuer's prior written consent. This restriction does not apply to the shares of Class A Common Stock that Baron has acquired, and may acquire, under the Agreement (the "Put-Call Shares").

Additionally, from January 13, 2025 until the earlier to occur of (i) the time and date of the Final Conversion Event (as defined in Section 7.4 of Article IV.A. of the Amended and Restated Certificate of Incorporation of the Issuer dated June 1, 2021), (ii) the date that Catherine Spear ceases to be the Chief Executive Officer or Co-Chief Executive Officer of the Issuer and (iii) the date that the Stockholder Group ceases to hold at least 17.5% of the outstanding shares of Class A Common Stock (such period, the "Standstill Period"), the Stockholder Group must abide by certain other standstill restrictions, including restrictions on participating in a proxy contest and engaging in or facilitating extraordinary transactions with the Issuer (subject to certain limited exceptions).

Transfer Restrictions

During the Standstill Period, the Stockholder Group has agreed that it will not transfer any of the Put-Call Shares, except (i) with the Issuer's prior written consent, (ii) to a wholly owned subsidiary of Baron or other entity controlled or managed by BAMCO or a subsidiary thereof or (iii) in connection with a redemption of interests by an investor in an entity holding Put-Call Shares.

Voting Cutback

The Stockholder Group shall be entitled to vote the Put-Call Shares, in its sole and absolute discretion, except that during the Standstill Period, any Put-Call Shares that it owns in excess of twenty-five percent (25%) of the Issuer's then-outstanding shares of Class A Common Stock must be voted in favor of all persons nominated to serve as directors of the Issuer by the board of directors of the Issuer.

Registration Rights

The SHA will provide the Stockholder Group with customary demand, piggyback and shelf registration rights.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.4 Binding Term Sheet, dated as of January 13, 2025, by and among the Issuer, BAMCO, Inc. and Baron Capital Management, Inc.

## Signatures
- BAMCO INC /NY/: /s/ Ronald Baron, Ronald Baron/Chairman and CEO (01/14/2025)
- Baron Capital Management, Inc: /s/ Ronald Baron, Ronald Baron/Chairman and CEO (01/14/2025)
- Ronald Baron: /s/ Ronald Baron, Ronald Baron/Individually (01/14/2025)
- Baron Capital Group, Inc: /s/ Ronald Baron, Ronald Baron/Chairman and CEO (01/14/2025)
- Baron Growth Fund: /s/ Ronald Baron, Ronald Baron/CEO (01/14/2025)
- Baron Focused Growth Fund: /s/ Ronald Baron, Ronald Baron/CEO (01/14/2025)